

Mail Stop 3720

September 5, 2008

Jeffrey Epstein
President, General Counsel and Secretary
Terrestar Corporation
12010 Sunset Hills Road
9th Floor
Reston, Virginia 20190

> **Re:** **Terrestar Corporation**
> **Registration Statement on Form S-3/A**
> **Filed August 25, 2008**
> **File No. 333-152188**

Dear Mr. Epstein:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We have considered your response to comment one in our letter dated August 8, 2008. However, we believe that Harbinger Capital Partners and Echostar Corporation should be identified as underwriters based on, among other things, their affiliation with you, the short period of time each has held a substantial portion of the shares (or overlying securities) being registered for resale, the significant amount of shares being registered for resale by them relative to the number of shares outstanding held by non-affiliates, and that the shares they are offering constitute all of the shares they beneficially own. Please revise your prospectus to identify Harbinger and Echostar as underwriters or reduce the number of shares they are offering.

2.   We have considered your responses to comment two and three in our letter dated August 8, 2008 and are unable to agree. Unless the immediate, overlying security is outstanding, it is premature to register the resale of the common stock underlying that security. As a result, you may not register for resale the shares underlying the exchangeable notes that are first convertible into Junior Preferred stock and then are convertible into common stock until the Junior Preferred stock is outstanding. Similarly, it is premature to register for resale the common stock underlying the exchangeable notes to be issued as PIK interest in the future. Please revise your registration statement to remove these shares.

Selling Stockholders, page 24

3.   We note your response to comment 15 in our letter dated August 8, 2008. However, we are unable to locate the revised disclosure in your amended registration statement. Please disclose that Harbinger and Millenium Partners purchased their securities in the ordinary course of business and at the time of the purchase of the securities to be resold, neither Harbinger nor Millenium Partners had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Barbara Becker
        Gibson, Dunn & Crutcher LLP
        Via facsimile: (212) 351-6202